Exhibit 99.1




                   DURAMED EXPANDS MARKETING ALLIANCE
                    WITH SOLVAY PHARMACEUTICALS, INC.
               Solvay Pharmaceuticals to Lead Marketing of
                 Cenestin Synthetic Conjugated Estrogens

      Solvay Pharmaceuticals to Assume Advertising, Sales Promotion
       Costs for Cenestin as Duramed Recovers Cenestin Investment

                10-Year Agreement to Act as Catalyst for
                    New Duramed Growth Opportunities

                 Solvay America Provides Loan Guarantee


CINCINNATI, OH AND MARIETTA, GA (MARCH 1, 2000) - DURAMED
PHARMACEUTICALS, INC. (NASDAQ: DRMD) AND SOLVAY PHARMACEUTICALS,
Inc. today announced they have entered into a 10-year marketing agreement whereby the two companies will share in the marketing and profits of Duramed's Cenestin (registered trademark)
(synthetic conjugated estrogens, A) Tablets.

"This alliance deepens the existing co-promotion agreement between Duramed and Solvay Pharmaceuticals," said Duramed Chairman and Chief Executive Officer E. Thomas Arington. "This is a highly significant beneficial alliance and gives Duramed renewed strength and a fresh start as we work with Solvay Pharmaceuticals to make Cenestin (registered trademark) top of mind among physicians and consumers."

"Since the alliance between Solvay Pharmaceuticals and Duramed Pharmaceuticals began, total prescriptions for Cenestin (registered trademark) from OB/GNYs have increased almost five-fold," said David A. Dodd, Solvay Pharmaceuticals President and Chief Executive Officer. "The expansion of our co-promotion alliance is a reaffirmation of our shared commitment to offer women a variety of sale and effective hormone replacement therapy treatments."

Effective January 1, 2000, Solvay Pharmaceuticals, the second largest pharmaceutical company in the U.S. hormone replacement therapy market, assumed responsibilities for the marketing of Cenestin (registered trademark). This responsibility also includes assuming all advertising and sales promotion expenses for Cenestin (registered trademark), including all expenses associated with Duramed's sales force. During this initial stage of the marketing agreement, Solvay Pharmaceuticals will receive 80 percent of the gross profit from Cenestin (registered trademark) and Duramed will receive 20 percent of Cenestin (registered trademark)'s gross profit until Solvay Pharmaceuticals has recovered all of the ongoing advertising and marketing expenses and Cenestin (registered trademark) becomes an income-producing product.


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The agreement then moves into a second stage, where Duramed will receive 80 percent of Cenestin (registered trademark)r net profit dollars and Solvay Pharmaceuticals will receive 20 percent, until Duramed recovers the $38 million it invested in Cenestin (registered trademark) since the product was approved in March 1999.

Upon completion of these two stages, when both Duramed and Solvay
Pharmaceuticals have recovered the specified investments, the two companies each will receive 50 percent of Cenestin (registered trademark) net profit dollars on a moving-forward basis.

Duramed also granted Solvay Pharmaceuticals a worldwide exclusive license to Cenestin (registered trademark) outside the United States. The global rights to Cenestin (registered trademark) include all countries except Puerto Rico and Eastern Europe countries that are currently covered by other established marketing partners. Solvay Pharmaceuticals and Duramed will enter into mutually agreed upon license and supply agreements for each country as opportunities arise. Solvay Pharmaceuticals has also been granted the option to an exclusive worldwide license to Verapamil SR, a calcium channel blocker for the treatment of hypertension, which has been previously approved by the FDA.

This agreement deepens an alliance Solvay Pharmaceuticals and Duramed established in October 1999 when the two companies jointly promote Duramed's Cenestin (registered trademark) (synthetic conjugated estrogens, A) Tablets and Solvay Pharmaceuticals' Estratest (registered trademark)/Estrates (registered trademark) H.S. Tablets (esterified estrogens and methyltestosterone) and Prometrium (registered trademark) (progesterone) Capsules*. Starting October 11, 1999, an expanded national sales force of approximately 300 Duramed and Solvay Pharmaceuticals sales representatives began calling on obstetricians and gynecologists across the United States, providing product information, samples and patient education materials.

SOLVAY AMERICA, INC. PROVIDES LOAN GUARANTEE FOR DURAMED
In addition, Solvay America, Inc. the parent company of Solvay Pharmaceuticals, Inc., will provide a 10-year, $20 million loan guarantee for Duramed through The Provident Bank. Proceeds from the loan will be used to payoff an existing long-term loan of $7.7 million leaving $6.65 million available to pay Schein Pharmaceutical the balance due under a settlement agreement signed in October 1999 and $5.65 million for Duramed's working capital purposes.

On October 22, 1999, Duramed announced it had reached a settlement with Schein Pharmaceutical, Inc. pertaining to litigation between Duramed and Schein related to a 1992 agreement regarding Cenestin (registered trademark). Under terms of the settlement agreement, Duramed made an initial $7.5 million payment to Schein in October 1999 and additional payments in 2000 reducing the balance due to $6.65 million. Per the terms of the settlement agreement Duramed may choose to make the final payment in cash or Schein may require the final payment to be made in cash or Duramed common stock at the lesser of the closing price

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of the stock on October 22, 1999 ($8.75) or the closing price on the date Schein requests settlement in stock. Duramed and Schein have agreed the $6.65 million available to pay Schein will be held in escrow until final determination is made regarding ultimate payment in stock or cash.

Arington comment that Duramed has had a relationship with Provide
Bank dating back to 1985. "Provident has been a strong supporter of Duramed and we're pleased they are a part of this financing."

ABOUT SOLVAY PHARMACEUTICALS, INC.
Solvay Pharmaceuticals, Inc., based in Marietta, Ga., is a research-based pharmaceuticals company, active in the therapeutic areas of cardiology, gastroenterology, mental health and women's health. Solvay Pharmaceuticals is the second largest pharmaceutical company in the U.S. hormone replacement therapy market, having advanced from its previous standing of sixth in the industry in 1996. It is a member of the worldwide Solvay Group of chemical and pharmaceutical companies, headquartered in Brussels, Belgium. The Group's members employ some 33,000 people in 46 countries. Its 1999 revenue worldwide was 7.9 billion EUR ($7.9 billion) from four operating sectors: Chemicals, Plastics, Processing, and Pharmaceuticals. Additional information about the Group can be found on the World Wide Web at http://www.solvay.com.
_____________________

ABOUT DURAMED PHARMACEUTICALS, INC.
Duramed Pharmaceuticals, Inc. develops, manufactures and markets prescription drug products. The company's business strategy emphasizes products with attractive market opportunities and potentially limited competition due to technological barriers to entry, focusing on women's health and the hormone replacement therapy market.

The company's stock is traded on Nasdaq using the symbol DRMD. Additional information about the company can be found on the World Wide Web at http://www.duramed.com and www.cenestin.com.
                  ______________________     ________________

*Estratest and Prometrium are trademarks of Solvay
 Pharmaceuticals.

Like all estrogen drug products, CENESTIN (registered trademark), and ESTRATES (registered trademark)/ESTRATEST (registered trademark) H.S. Brand Tablets should not be used in women with known or suspected pregnancy, breast cancer, or estrogen-dependent neoplasia, undiagnosed abnormal genital bleeding, active thrombophlebitis, or thromboembolic disorders. Estrogens have been reported to increase the risk of endometrial carcinoma in postmenopausal women with an intact uterus. The most common adverse events reported in clinical experience with CENESTIN (registered trademark) included headache, insomnia, asthenia, nervousness, paresthesia, and depression. The most common adverse events reported with ESTRATEST (registered trademark)/ESTRATEST (registered trademark) H.S. Brand Tablets included those typical of estrogen therapy (such as breast tenderness, headache, nausea, edema and abdominal pain) and of androgen treatment (including hair loss, acne and hirsutism).

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Common side effects of PROMETRIUM (registered trademark) Capsules are breast tenderness, dizziness, abdominal bloating, and vaginal discharge. For additional information on CENESTIN (registered trademark), ESTRATEST (registered trademark) Brand Tablets or PROMETRIUM (registered trademark) Capsules, please see full prescribing information.

The Securities and Exchange Commission (SEC) encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. Due to changing market conditions, product competition, the nature of product development and regulatory approval processes, the achievement of forward-looking statements contained in this press release are subject to risks and uncertainties. For further details and a discussion of these risks and uncertainties, see Duramed's SEC filings, including its annual report on Form 10-K/A.